 

News Release

Canadian Premier enters agreement with Sun Life to grow association, affinity, and group creditor business

TORONTO, ON – (December 13, 2021) – Canadian Premier Life Insurance Company ("Canadian Premier") has entered into an agreement to acquire the sponsored markets business from Sun Life Assurance Company of Canada ("SLA"), a wholly owned subsidiary of Sun Life Financial Inc. ("Sun Life" or "SLF"). Sponsored markets include a variety of association & affinity, and group creditor clients. This transaction will see over 100 plan sponsors and roughly 1.5 million insured clients and plan members/customers move from Sun Life to Canadian Premier. Upon close, this transaction will build on Canadian Premier's longstanding presence and expertise in the Canadian market.

"This is an exciting milestone for our company as we look to serve more Canadians through our affinity groups and creditor insurance businesses," said Suzette Huovinen, Chief Executive Officer, Canadian Premier. "We've provided Canadian families with coverage for more than six decades. Our new clients will continue to receive the same high-level of service and care they did with Sun Life. We are very excited to welcome a new group of employees to our Canadian Premier family and continue their great service to these customers."

Canadian Premier continues to invest in and grow its business in Canada, both organically and through strategic acquisitions and partnerships. The company helps financial institutions, retailers, affinity groups and distribution partners overcome business challenges with relevant, client-centric insurance solutions. The acquisition adds scale to Canadian Premier's core creditor insurance product suite and provides Canadian Premier with an opening to adjacent markets in the association and affinity business. Canadian Premier's parent company, Securian Financial Group, Inc., has a strong foundation in the U.S. association market.

"Canadian Premier is a great fit to take over our association & affinity and creditor group insurance businesses. They have exceptional depth and experience and I know our clients will be in great hands. We are committed to working closely with Canadian Premier to plan for a smooth and seamless transition," said Dave Jones, President, Sun Life Health. "This transaction will allow Sun Life to focus on strategically growing the core segments within our group benefits business. As the largest group benefits provider in the country, we're dedicated to delivering industry leading products and wellness solutions."

Sun Life is the leader in the Canadian group benefits market. They provide coverage to over 5 million employees and their dependents. Each year Sun Life supports the health care needs of Canadians with more than 80 million claims paid.

The transaction is expected to close in early 2023, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals.

Upon close of the transaction, Sun Life expects to generate a one-time after-tax gain of approximately $65 million, with a corresponding 1% increase to the SLF and SLA LICAT ratios[1], and approximately $0.03 reduction in annual underlying earnings per share going forward[2].

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[1] Based on current Life Insurance Capital Adequacy Test ("LICAT") guidelines
[2] Underlying earnings per share impact is on an IFRS 4 basis.

National Bank Financial Inc. acted as exclusive financial advisor to Sun Life on the transaction. Torys LLP is serving as legal advisor to Sun Life in connection with this transaction. TD Securities Inc. acted as exclusive financial advisor to Canadian Premier and Securian Financial on the transaction. BLG LLP is serving as legal advisor to Canadian Premier and Securian Financial in connection with the transaction.

Forward-Looking Information

In this news release (other than Suzette Huovinen's quotation and the "About Canadian Premier" section), "we", "our", "us" and "Sun Life" refer to Sun Life Financial Inc. and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to our anticipated divestiture of our sponsored markets business, (iii) the expected timing of the closing of the transaction, (iv) relating to the expected after-tax gain resulting from the transaction, and the transaction's impact on our LICAT ratios and underlying earnings per share, (v) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (vi) that include words such as "intends", "expect", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business, including the assumption that the transaction will be completed. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any nonrecurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have an adverse effect on the forward-looking statements in this news release: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) the dedication of our resources to the completion of the transaction and the effect of the transaction on our continuing operations in Canada; (5) the impact of the announcement of the transaction on Sun Life and Canadian Premier; and (6) the sponsored markets business' net asset value on close. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have an adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2020, under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Canadian Premier
For more than 60 years, Canadian Premier has been committed to providing financial security to Canadians and their families in the face of uncertainties. Canadian Premier offers individual term and group life, accident & sickness, credit and creditor insurance solutions to a number of leading financial institutions, retailers and affinity groups, insuring over 2 million Canadians and families coast-to-coast. Canadian Premier is a wholly-owned subsidiary of Securian Financial Group, Inc. To learn more about Canadian Premier, visit www.canadianpremier.ca.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information, please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contacts:

Rosie Iskander
Marketing & Communications Consultant
Canadian Premier
T. 416.358.9190
rosie.iskander@canadianpremier.ca

Jeff Bakken
Media Relations
Securian Financial
T. 651.665.7558
jeff.bakken@securian.com

Gannon Loftus
Director, Corporate Communications
Sun Life
T. 647.228.8244
gannon.loftus@sunlife.com

Investor Relations Contact:

Yaniv Bitton
Vice-President, Head of Investor Relations &
Capital Markets
Sun Life
T. 416.979.6496
investor_relations@sunlife.com